Mail Stop 3561

November 29, 2007

Steve Bailey
Senior Managing Director, Loan Administration
Countrywide Home Loans Servicing LP
4500 Park Granada
Calabasas, California

Re: Alternative Loan Trust 2006-11CB
Form 10-K for the fiscal year ended December 31, 2006
Filed March 27, 2007
File No. 333-131630-03

Dear Mr. Bailey,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Max A. Webb
Assistant Director